UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 7

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SECURITY LAND & DEVELOPMENT CORPORATION

(Name of Subject Company (issuer))

SECURITY LAND & DEVELOPMENT CORPORATION

(Names of Filing Persons (offeror and issuer))

T. Greenlee Flanagin

Robert Flanagin

W. Stewart Flanagin, Jr.

Ann Flanagin Smith

Harriette Flanagin

T. Greenlee Flanagin, Jr.

R. Clayton Flanagin

(Names of Additional Filing Persons for Schedule 13E-3)

Common Stock, Par Value $0.10 per share

(Title of Class of Securities)

814348108

(CUSIP Number of Class of Securities)

T. Greenlee Flanagin

President

2816 Washington Road, #103,

Augusta, GA 30909

(706) 736-6334

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Mark S. Burgreen, Esq.
Hull Barrett, PC
801 Broad Street, 7th Floor
Augusta, GA 30901

Tel: (706) 722-4481

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,500,000	$405.65***

* The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase not more than in aggregate up to 2,000,000 shares of common stock, par value $0.10 per share, at the tender offer price of $1.75 per share.

** The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $115.90 for each $1,000,000 of the value of the transaction.

*** $468.47 previously paid.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable

Form or Registration No.: Not Applicable

Filing Party: Not Applicable

Date Filed: Not Applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☒ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: o

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e4(i) (Cross-Border Issuer Tender Offer)

☐  Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 7 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on February 8, 2017, as amended by Amendments Numbered 1 through 6 as previously filed with the SEC, in connection with the offer by Security Land & Development Corporation, a Georgia corporation ("Security Land" or the "Company")  to purchase up to 2,000,000 shares of its common stock, par value $0.10 per share, at a revised purchase price of $1.75 per share, net to the seller in cash, less any applicable withholding taxes and without interest (the "Offer"). This Amendment No. 7 to Schedule TO also is intended to satisfy the reporting requirements of Rule 13e4(c)(2) of the Securities Exchange Act of 1934, as amended, and amend the Schedule TO with respect thereto.

Security Land confirmed that AB Value Partners, LP and AB Opportunity Fund, LLC filed an Amendment No. 1 to Schedule TO on May 3, 2017 regarding their unsolicited third party tender offer to acquire all of the outstanding shares of Security Land’s common stock at an increased price of $1.75 per share (the “AB Offer”).  Security Land’s Board of Directors has reviewed the AB Offer and intends to advise stockholders of the Company’s formal position regarding the amended AB Offer by making available to stockholders and filing with the Securities and Exchange Commission an amendment to its solicitation/recommendation statement on Schedule 14D-9 contemporaneously with this filing.

In light of the competing offer, (i) the Company has increased the Offer Price of the Offer from $1.60 per share to $1.75 per share, in order to match the price offered by the third party, (ii) the Company has reduced the number of shares it is offering to purchase from 2,526,247 shares to 2,000,000 shares, in view of the fact that the Company does not expect more than 2,000,000 shares to be tendered, and (iii) the Company and the other Filing Persons have re-assessed their opinion on the fairness of the Offer as discussed in this Amendment No. 7.

The information contained in the Amended Offer to Purchase and the accompanying Letter of Transmittal, copies of which were attached to the Schedule TO as Exhibits (a)(7) and (a)(3), respectively, which, except as previously amended or supplemented or as amended and supplemented hereby, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.  Each individual Filing Person adopts the responses of the Company in Item 13 of Schedule TO, including the view as to the fairness of the transaction to unaffiliated shareholders expressed on behalf of the Company and its Board of Directors as stated in the Amended Offer to Purchase dated March 15, 2017, as further amended through this Amendment No. 7.

The Offer to Purchase and the Schedule TO, to the extent Items 1 through Item 11 and Item 13 incorporate by reference the information contained in the Offer to Purchase are hereby amended and supplemented as set forth below.

1. Offer Price Increased; Fairness.  The Amended Offer to Purchase is further amended by amending the “Offer Price” to be $1.75 per share throughout the Amended Offer to Purchase and Letter of Transmittal, including in the Amended Offer to Purchase at the top of the cover page, in the second paragraph of the cover page, in the fourth paragraph of the section as amended titled “Summary Term Sheet” in response to the question “How much will the Company pay me for my shares?”, in the first paragraph of Section 6 of the Amended Offer to Purchase and in each other reference to the amount to be paid for the shares in the Amended Offer to Purchase or Letter of Transmittal.  Specifically, the amount “$1.60” is amended and replaced by “1.75” each place it appears. Accordingly, the Amended Offer to Purchase is further amended by:

            (a) deleting, in the section titled “Summary Term Sheet”,  the paragraph beginning with the question “How was the offer price determined?” and replacing it with the following:

How was the offer price determined?

Our Board of Directors originally determined to offer $1.25 per share after considering our current financial condition and the limited opportunities for liquidity available for our stockholders. Following receipt of the competing AB Offer at $1.57 per share, our Directors reconsidered the Company’s Offer and determined to increase the offer price to $1.60 per share. After receipt of the revised competing AB Offer where the price was raised to $1.75 per share, the Directors reconsidered and decided to raise the Company’s offer to $1.75 per share, in order to match the competing offer. See Section 1, Background.”

(b) adding the following new paragraph at the end of the portion of Section 1 titled “Background”:

On May 3, 2017, AB Value Partners, LP and AB Opportunity Fund, LLC filed a Schedule TO amending the AB Tender Offer by increasing the offer price to $1.75 per share and extending the offer period until May 16, 2017. The Board of Directors determined that it would be an efficient use of the Company’s capital resources to increase its Tender Offer to $1.75 per share, thereby providing an increased return for shareholders desiring to sell, while still being fair to remaining shareholders who do not accept the Offer by providing the opportunity for improved future earnings per share and capital appreciation, with fewer shares outstanding.

(c) adding the following new paragraphs at the end of the portion of Section 1 titled “Alternatives”:

            The Board again compared the potential effects on the Company between the Company’s Offer and the AB Tender Offer. The Board determined that it would be fair to the shareholders desiring to tender their shares since they will receive the same price as the competing offer, and also to the non-selling shareholders because fewer shares will be outstanding, thereby increasing their interest in future earnings and capital appreciation of the Company.  Even though the AB Tender Offer would not require the use of the Company’s cash or borrowing capacity to buy shares, the Directors believe that the potential advantages of the reduction in outstanding shares outweigh the risks of higher debt in the Company’s Offer.

            (d) adding the following new paragraphs at the end of Section 2 Fairness of the Offer:

            The Board considered fairness of the Company’s Offer in light of the revised AB Tender Offer at $1.75 per share.  The Board of Directors determined that it would be fair and appropriate to raise the Company’s Offer to $1.75 per share and approved the Offer as fair and in the best interests of the Company and its affiliated and unaffiliated stockholders.  The fact that the revised Offer matches the unsolicited offer from an unrelated third party further enforces the Board’s opinion that the revised Offer is both substantively and procedurally fair to unaffiliated stockholders.

            In evaluating the fairness of the new Offer at $1.75 per share, the Board considered that the increased Offer is 29.6% higher than net book value per share and over 25 times the Company’s normal level of net income (excluding recent one-time sales of assets), which is likely higher than a valuation based primarily on net earnings.

            Even with the higher offer, the Board continues to believe that the potential advantages to non-tendering shareholders of the reduction in outstanding shares make the Offer fair to non-tendering shareholders.

            The Board continues to make no recommendation as to whether any stockholder should tender or refrain from tendering shares.  Nevertheless, if a shareholder decides to tender shares, the Board requests that the shares be tendered to the Company in order to reduce the number of outstanding shares.  The Board re-affirms the following paragraph in Section 2 of the Amended Offer to Purchase:

No Recommendation

None of the Company, our Board of Directors, the Flanagin Family, nor our lenders, in this Offer makes any recommendation to any stockholder as to whether to tender or refrain from tendering any or all of the stockholder's shares and has not authorized any person to make any such recommendation. To the extent known to us after reasonable inquiry, none of our executive officers or directors, nor any member of the Flanagin Family, has made a recommendation either in support of or opposed to the Offer. We recommend that stockholders evaluate carefully all information in the Offer, consult their own investment and tax advisors and make their own decision whether to tender shares and, if so, how many shares to tender.

2. Reduced Number of Shares in Offer.

The Company is now offering to purchase 2,000,000 shares of common stock in the Offer.  Prior to this Amendment No. 7, the Company had been offering to purchase 2,526,247 shares.  Accordingly, the Amended Offer to Purchase is further amended by amending the number of shares the Company is offering to purchase to be 2,000,000, representing approximately 38.1% of the Company’s outstanding common stock, throughout the Amended Offer to Purchase and Letter of Transmittal, including in the Amended Offer to Purchase at the top of the cover page, in the third paragraph of the cover page, in the fifth paragraph of the section as amended titled “Summary Term Sheet” in response to the question “How many shares is the Company offering to purchase?”, in Section 6 of the Amended Offer to Purchase and in each other reference to the maximum number of shares to be purchased in the Amended Offer to Purchase or Letter of Transmittal.  Specifically, the amount “2,526,247” is amended and replaced by “2,000,000” each place it appears. The Amended Offer to Purchase is further amended by:

            (a) deleting, in the section titled “Summary Term Sheet”,  the paragraph beginning with the question “If I tender my shares, how many of my shares will the Company purchase?” and replacing it with the following:

If I tender my shares, how many of my shares will the Company purchase?

We expect to purchase all of the shares that you tender, because holders of approximately 52% of our shares have expressed their intention NOT to tender their shares and the Company has received tenders of less than 1,000,000 shares as of May 4, 2017.  However, if more than 2,000,000 shares are tendered, there will be a proration of shares purchased and we may not purchase all of the shares tendered. See Section 6 regarding proration.

            (b) adding the following new paragraphs at the end of the portion of Section 1 titled “Background”:

The Board also determined that it appears unlikely that more than 2,000,000 shares will be tendered in the Company Offer, such that the Board determined that it could reduce the maximum number of shares the Company will purchase from 2,526,247 to 2,000,000 shares, without receiving tenders for more shares than covered by the Offer. (If the Offer is oversubscribed, it would result in a proration of shares purchased among the tendering shareholders as described in Section 6 of the Amended Offer to Purchase).  If 2,000,000 shares are tendered, the Company has available funds to pay the $3.5 million purchase price through cash on hand and its $3 million credit facility with State Bank, without the need to increase its credit facility with State Bank or to seek other alternative financing.  As of May 4, 2017, less than 1,000,000 shares had been tendered, and members of the Board of Directors and the Flanagin Family have stated their intention not to tender more than 2.7 million shares.

Assuming less than 2,000,000 shares are tendered, the reduction in the number of shares that we offer to purchase will be immaterial to shareholders tendering shares, because the Company will purchase all of the shares tendered by each shareholder.

3. Interest of Directors, Executive Officers and Principal Shareholders. In view of the increase in Offer Price and the decrease in number of shares offered to be purchased, as described in paragraphs 1 and 2 above, the Amended Offer to Purchase is further amended by:

            (a) deleting, in the section titled “Summary Term Sheet”,  the paragraph beginning with the question “What is the interest of the Flanagin Family in the Company’s shares and the Offer?” and replacing it with the following:

“What is the interest of the Flanagin Family in the Company’s shares and the Offer?

Members of the Flanagin Family, three of whom are on our Board of Directors, including our President T. Greenlee Flanagin and our Chairman W. Stewart Flanagin, Jr., own 2,344,295 shares, about 44.7% of our stock, prior to this Offer.  We do not expect any shares to be tendered by the Flanagin Family.  Stockholders’ equity was $1.35 per share as of September 30, 2016 and net income was $0.06 per share for the year ended September 30, 2016.  After the Offer, we expect that the Flanagin Family’s interest in the net book value and the net earnings of the Company will increase in terms of percentages but decrease in terms of dollar amount for net book value, and increase in terms of dollar amount for net income.  On a pro forma basis, the Flanagin family’s interest in the Company’s net book value could decrease from $1.35 per share down to $1.25 per share, and its interest in net income could increase from $0.06 per share up to $0.07 per share, if the Offer is fully subscribed.  See Section 12.”

            (b) deleting the first two portions of Section 12 titled “General” and “Participation by Executive Officers and Directors in the Offer” and replacing them with the following:

General

On May 1, 2017, there were 5,243,107 shares of our common stock issued and outstanding.  The “Flanagin Family” (the seven family members identified below) own 2,344,295 shares, or about 44.7% of our stock prior to this Offer. Three members of the Flanagin Family are on our Board of Directors, including our President T. Greenlee Flanagin, our Chairman W. Stewart Flanagin, Jr., and Robert M. Flanagin.  The other four members of the Flanagin Family include our President’s spouse, adult children and sister.

The Flanagin Family and our directors own 2,823,720 shares, or about 53.9% of our outstanding stock.  Except for 86,500 shares beneficially owned by Mr. Bell, we have been informed that members of the Flanagin Family and our directors do not to tender the shares that they own.

The 2,000,000 shares of common stock that we are offering to purchase pursuant to the Offer represent approximately 38.1% of the shares of common stock outstanding on May 1, 2017.  In view of the stated intention of the Flanagin Family and our directors not to tender 2,737,220 shares, or 52.2% of our shares, we are in effect offering to purchase all except 505,887 shares, or 9.6% of the stock of the other stockholders.

As of May 1, 2017, our directors and executive officers as a group (6 persons) beneficially owned an aggregate of 1,750,470 shares, which constituted approximately 33.39% of our outstanding stock on that date.  The Flanagin Family and all Directors and Officers as a group beneficially own 2,823,720 common shares, which is approximately 53.9% of our outstanding stock.

Participation by Executive Officers and Directors in the Offer

Our executive officers and directors are entitled to participate in the Offer on the same basis as all other stockholders. However, as noted above, the three members of the Flanagin Family on our Board of Directors (i.e. our President T. Greenlee Flanagin who is our executive officer, our Chairman W. Stewart Flanagin, Jr., and Robert M. Flanagin) and our other directors have informed us that they do NOT intend to tender the shares that they own, except for 86,500 shares (about 1.6% of our outstanding stock) beneficially owned by our director John C. Bell, Jr. (our non-employee Vice President).

Members of the Flanagin family, three of whom are on our Board of Directors, including our President T. Greenlee Flanagin and our Chairman W. Stewart Flanagin, Jr., own 2,344,295 shares, or about 44.7% of our stock, prior to this Offer.  After completion of the Offer, assuming at least 555,000 shares (about 10.6% of our outstanding stock) are tendered by other stockholders, the Flanagin Family will own a majority of our common stock.  If 2,000,000 shares are tendered (none by the Flanagin Family), then the Flanagin Family would own 72.3% of our stock immediately after the Offer.

Our director John C. Bell, Jr. beneficially owns 372,565 shares, approximately 7.1%, of our common stock, including 45,000 shares owned by Mr. Bell as Trustee of the John C. Bell, Jr. Profit Sharing Plan and 41,500 shares owned by his wife.  Mr. Bell and his wife have decided to tender the 86,500 shares owned by the Profit Sharing Plan and Mr. Bell’s wife. Mr. Bell has expressed his intention not to tender the 286,065 shares of common stock owned directly by him, representing approximately 5.5% of our outstanding stock.

Our director, M. David Alalof, owns 106,630 shares, or about 2.0% of our stock, and has indicated that he will NOT tender his shares.  In addition, our director Gregory B. Scurlock (who is our non-employee Secretary/Treasurer) owns 500 shares, or about 0.1% of our stock, and has indicated that he will NOT tender his shares.

As discussed in Section 2, the proposal to engage in the Offer was discussed by our Board of Directors, including our non-employee directors. The Offer was proposed as means of offering liquidity to any stockholders who wish to tender shares of common stock in the Offer, not for the benefit of individual directors or members of management. To this end, the Board considered several factors in its evaluation of the fairness of the Offer. The Board deliberated the merits of the proposed transaction.

Assuming we purchase all 2,000,000 shares subject to this Offer, and no shares owned by current directors or the Flanagin Family are tendered (except 86,500 shares to be tendered by Mr. Bell), then our current directors and the Flanagin Family would own 2,737,220 (or 84.4%) of the 3,243,107 shares outstanding immediately after the Offer.  If stockholders tender and we purchase only one-half of the shares subject to this Offer (1,000,000 shares), leaving 4,243,107 shares outstanding, then:

  the percentage of our common stock owned by the Flanagin Family would increase from 44.7% to 55.2%; and

  the percentage of our common stock owned by the Flanagin Family and our current directors would increase from 53.9% to 64.5%.

Members of the Flanagin Family, three of whom are on our Board of Directors, including our President T. Greenlee Flanagin and our Chairman W. Stewart Flanagin, Jr., own 2,344,295 shares, about 44.7% of our stock, prior to this Offer.  We do not expect any shares to be tendered by the Flanagin Family.  Stockholders’ equity was $7,083,890, or $1.35 per share, as of September 30, 2016 and net income was $300,251, or $0.06 per share for the year ended September 30, 2016.  After the Offer, we expect that the Flanagin Family’s interest in the net book value and the net earnings of the Company will increase, in terms of percentages but decrease in terms of dollar amount for net book value, and increase in terms of dollar amount for net income.  On a pro forma basis, the Flanagin Family’s interest in the Company’s net book value could decrease from $1.35 per share ($3.2 million) down to $1.25 per share ($2.5 million), if we purchase all of 2,000,000 shares subject to the offer, or $1.30 per share ($2.9 million), if we purchase one-half of those shares.   On a pro forma basis, the Flanagin family’s interest in net income could increase from $0.06 per share ($134 thousand) up to $0.07 per share ($162 thousand), if the Offer is fully subscribed, or $0.06 per share ($144 thousand)  if we purchase one-half of those shares.”

4. Source and Amount of Funds.  The Amended Offer to Purchase is further amended by deleting the first two sentences in both (a) the section titled “Summary Term Sheet”,  in the paragraph beginning with the question “How will the Company pay for the shares?” and (b) Section 13, and replacing them with the following:

If the Offer is fully subscribed, we will purchase 2,000,000 shares of common stock at an aggregate purchase price of $3.5 million in the Offer. We expect to fund the purchase of these shares, and to pay related fees and expenses, through (i) cash on hand, and (ii) borrowings under a new secured credit facility with State Bank and Trust Company, of Augusta, Georgia (“State Bank”).

5. Pro Forma Financial Statements.  The tables reflecting the Summary Unaudited Pro Forma Consolidated Financial Data set forth in Section 14 of the Amended Offer to Purchase are deleted and replaced with the following tables:

PRO FORMA CONSOLIDATED STATEMENT OF INCOME DATA
		AS IF 2,000,000 SHARES PURCHASED			AS IF 1,000,000 SHARES PURCHASED
	Fiscal Year Ended September 30, 2016
	Actual	Adjustments		Pro forma	Adjustments		Pro forma

Rent revenues	$1,659,592	-		$ 1,659,592	-		$ 1,659,592
Operating expenses	(986,829)	-		(986,829)	-		(986,829)
Operating income	672,763	-		672,763	-		672,763
Gain on sale of land	-	-		-	-		-
Interest expense	(156,349)	(122,500)	(1)	(278,849)	(65,275)	(1)	(221,624)
Other income	7,616	-		7,616	-		7,616
Income from continuing operations before income taxes	524,030	(122,500)	(1)	401,530	(65,275)	(1)	458,755
Provision for income taxes	(223,779)	46,550	(2)	(177,229)	24,805	(2)	(198,975)
Income from continuing operations	$ 300,251	(75,950)		224,301	(40,471)		259,781
Common shares outstanding	5,243,107	(2,000,000)		3,243,107	(1,000,000)		4,243,107
Net income per common share	$0.06			$0.07			$0.06
Other Data:
Ratio of earnings to fixed charges (3)	4.4x			2.3x			2.9x

(1) Reflects interest expense on new $3.5 million loan facility at 3.5% interest rate, with borrowings of $3.5 million, or $1.9 million if 1,000,000 shares are purchased.

(2) To reflect the impact of the assumed adjustments of interest payments on income taxes.

(3) Earnings included in the calculation of this ratio consist of income before income taxes plus interest expense. Fixed charges include interest expense.

PRO FORMA CONSOLIDATED BALANCE SHEET DATA
		AS IF 2,000,000 SHARES PURCHASED			AS IF 1,000,000 SHARES PURCHASED
	September 30, 2016
	Actual	Adjustments		Pro forma	Adjustments		Pro forma

ASSETS
CURRENT ASSETS
Cash	$ 500,660	$ (190,950)	(1)	$ 309,710	$ (40,471)	(1)	$ 460,190
Receivables from tenants	413,848	-		413,848	-		413,848
Prepaid property taxes	26,466	-		26,466	-		26,466
Income taxes receivable	22,441	-		22,441	-		22,441
Total current assets	963,415	(190,950)		772,465	(40,471)		922,945

INVESTMENT PROPERTIES
Investment properties for lease	6,905,492	-		6,905,492	-		6,905,492
Land and improvements held for investment or development	3,804,728	-		3,804,728	-		3,804,728
	10,710,220	-		10,710,220	-		10,710,220

OTHER ASSETS	69,627	-		69,627	-		69,627

	$11,743,262	$ (190,950)		$11,552,312	$(40,471)		$11,702,792

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$ 226,620	$ -		$ 226,620	$ -		$ 226,620
Current maturities of notes payable	250,418	-		250,418	-		250,418

Total current liabilities	477,038	-		477,038	-		477,038

LONG-TERM LIABILITIES
Notes payable, less current portion	2,775,666	3,500,000	(2)	6,275,666	1,865,000	(2)	4,640,666
Deferred income taxes	1,406,668	-		1,406,668	-		1,406,668
Total long-term liabilities	4,182,334	3,500,000		7,682,334	1,865,000		6,047,334

Total liabilities	4,659,372	3,500,000		8,159,372	1,865,000		6,524,372

STOCKHOLDERS' EQUITY
Common stock	524,311	-		524,311	-		524,311
Treasury	-	(3,615,000)	(3)	(3,615,000)	(1,865,000)	(3)	(1,865,000)
Additional paid-in capital	333,216	-		333,216	-		333,216
Retained earnings	6,226,363	(75,950)	(4)	6,150,413	(40,471)	(4)	6,185,893
Total Stockholder's Equity	7,083,890	(3,690,950)		3,392,940	(1,905,471)		5,178,420

Liabilities and Stockholder's Equity	$11,743,262	$ (190,950)		$11,552,312	$(40,471)		$11,702,792

Book value per share	$1.35			$1.25			$1.30

			-	-		-	-
Notes:
(1) Reflects adjustment for cash on hand utilized in treasury stock purchase over cash borrowed for treasury stock purchase and related transaction costs.
(2) Reflects borrowing $3.5 million, or $1.9 million, respectively, to fund the treasury stock purchase, using Line of Credit with a 12 month term at 3.5% interest.
(3) Reflects treasury stock purchased.
(4) Reflects reduced retained earnings for transaction cost incurred and the related impact on income taxes.

6. Waiver of Condition to Offer.  The Amended Offer to Purchase contains a condition to the Company’s Offer in Section 10, subparagraph (10), allowing us to terminate our Offer in the event “any person or group shall have made a public announcement reflecting an intent to acquire us or any of our assets or securities other than in connection with a transaction authorized by our Board of Directors”.  The AB Offer would have allowed us to terminate the Company Offer.  Section 10 of the Amended Offer to Purchase is further amended and supplemented by adding the following:

“The Company waives any right to terminate the Offer as a result of the AB Offer in the form as filed with the SEC on April 7, 2017, as amended by its amended Offer as filed May 3, 2017.”

Item 12.  Exhibits.

(a)(1)**	Form of Offer to Purchase, dated February 7, 2017.
(a)(2)**	Form of Letter to Stockholders of T. Greenlee Flanagin, President and Chief Executive Officer, dated February 7, 2017.
(a)(3)**	Form of Letter of Transmittal, together with IRS Form W9.
(a)(4)**	Form of Notice of Guaranteed Delivery.
(a)(5)**	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 7, 2017
(a)(6)**	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.
(a)(7)**	Form of Amended Offer to Purchase dated March 15, 2017.
(a)(8)**	Form of Letter to Stockholders of T. Greenlee Flanagin, President and Chief Executive Officer, dated March 15, 2017.
(a)(9)**	Press Release Announcing Extension of Offer dated March 15, 2017
(a)(10)**	Press Release Announcing Extension of Offer dated April 12, 2017
(a)(11)**	Form of Letter to Stockholders of T. Greenlee Flanagin, President and Chief Executive Officer, dated April 21, 2017.
(a)(12)**	Press Release Announcing Increase in Offer Price and Extension of Offer dated April 21, 2017
(a)(13)**	Press Release Announcing Extension of Offer dated May 5, 2017
(a)(14)*	Form of Letter to Stockholders of T. Greenlee Flanagin, President and Chief Executive Officer, dated May 9, 2017.
(a)(15)*	Press Release Announcing Increase in Offer Price and Extension of Offer dated May 9, 2017
(b)**	Business Loan Agreement dated November 29, 2016 between the Company and State Bank and Trust.

(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

* Filed herewith

** Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2017

Security Land & Development Corporation
By: /s/ T. Greenlee Flanagin
Name: T. Greenlee Flanagin
Title: President and Chief Executive Officer

By: /s/ Robert Flanagin
Name: Robert Flanagin

By: /s/ W. Stewart Flanagin, Jr.
Name: W. Stewart Flanagin, Jr.

By: /s/ Ann Flanagin Smith
Name: Ann Flanagin Smith

By: /s/ Harriette Flanagin
Name: Harriette Flanagin

By: /s/ T. Greenlee Flanagin, Jr.
Name: T. Greenlee Flanagin, Jr.

By: /s/ R. Clayton Flanagin
Name: R. Clayton Flanagin